FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 1, 2003

NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1       Press Release dated May 1, 2003

NDT VENTURES LTD.

PRESS RELEASE

May 1, 2003                                                                                                                                        #03-11

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

CC PROJECT DRILL PROGRAM COMPLETED

NDT Ventures Ltd. (TSXV:NDE) is pleased to announce that a drill program has been successfully completed on the CC Project, Churchill County, Nevada.

A total of 481 meters in 13 holes was drilled along the central 300 meter portion of the outcropping 1000 meter long vein system.  The vein system was intersected by 12 of these holes and remains open along strike in both directions.  Assay results from the program will be reported as soon as they are received.  The overall vein system, which has never been previously drilled, measures up to 30 meters in width on surface and includes a central 2 meter wide Main Vein that has returned surface gold values up to 56 g/tonne.

Elsewhere, detailed planning is underway in conjunction with Navigator Exploration Ltd. for a comprehensive exploration program this summer on the Melville Diamond Project, Nunavut.  Also in Nunavut, the company has returned the Fox Property to Comaplex Minerals in order to concentrate its northern efforts on Melville.

On Behalf of the Board,

NDT VENTURES LTD.

"Fred G. Hewett"

________________________________

Fred G. Hewett, President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production; and project development, ore reserve estimates, cost engineering estimate risks, geological factors and exploration results.  See the Company's Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT Ventures Ltd.

(Registrant)

By:/s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: May 1, 2003